Exhibit (a)(1)(F)

DRUGSTORE.COM, INC.

Reminder Email/Fax to Eligible Employees

Regarding Participation in the Tender Offer

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]

FROM:	Yukio Morikubo

DATE:	[DATE]

SUBJECT:	Reminder—Action Required: Urgent Information Regarding Your Stock Options

On November 12, 2008, you received an email or letter from drugstore.com, inc. (“drugstore.com”) informing you of drugstore.com’s offer to amend certain of your stock options that were granted with an exercise price that was less than the fair market value per share of drugstore.com common stock on the date of grant, that vested after December 31, 2004, and that are currently outstanding (“discount options”). As the email or letter and the included documents stated, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”), imposes certain adverse personal tax consequences on such discount options. The tax consequences under Section 409A include federal income taxation at vesting (whether the stock options are exercised or not), an additional 20% federal penalty tax, and interest charges. In addition, there may be additional state tax liabilities related to the discount options.

You are receiving this communication because it has been determined that certain of your currently outstanding drugstore.com stock options are discount options and may be affected by Section 409A. drugstore.com is offering you the opportunity to avoid the adverse personal tax consequences under Section 409A by voluntarily amending certain of your outstanding options (your “eligible options”), to remove the discount by increasing the exercise price per share to either the (i) the fair market value per share of drugstore.com’s common stock on the date of grant or (ii) if the closing selling price per share of the Company’s common stock on the expiration date is less than the fair market value of the Company’s common stock on the date of grant, then the greater of (x) the closing selling price per share of the Company’s common stock on the expiration date or (y) the original exercise price. If you elect to participate in this offer to amend your eligible options, the amended stock options will be taxed on exercise (and not on vesting) and the 20% federal penalty tax under Section 409A would not apply to your eligible options following amendment.

Furthermore, all eligible employees, other than drugstore.com’s chief executive officer, who elect to amend discount options pursuant to this offer will receive a cash payment if the new exercise price is greater than the original exercise price equal to the difference between the new exercise price per share of the amended option and the original exercise price per share with such amount multiplied by the number of unexercised shares of drugstore.com common stock subject to each amended option. If the new exercise price per share is equal to the original exercise price per share of an eligible option, you will not receive any cash payment for that eligible option. Any such cash payments will be paid, less applicable tax withholdings, on the first payroll date in 2009. (Because of the Section 409A rules, we cannot make the cash payments in the same calendar year in which the discount options are amended).

Your Election/Withdrawal Form will include an addendum that will list the number of unexercised shares subject to your options, the fair market value per share of drugstore.com’s common stock on the date of grant, the number of eligible options, and the maximum potential cash payment you could be entitled to receive for each eligible option. Your cash payment per share will never be greater than the difference between the fair market value on the eligible option’s grant date and the eligible option’s original exercise price per share. Your actual cash payment, if any, will be determined on the expiration of the offer. On the expiration date, after the close of the trading day, we will post the closing selling price of our common stock for that day on http://investor.drugstore.com (select “options tender offer” in the “investor relations” column) and you may email tenderoffer@drugstore.com or call the Stock Plan Administrator at (425) 372-3200. Based on this, you will be able to determine your actual new exercise price and your actual cash payment, if any, if you participate in the offer.

You are receiving this email because drugstore.com has not received communication from you regarding whether you wish to elect to participate in this offer. Please note that participation in the offer is completely voluntary. However, if you wish to participate in this offer, you must submit a properly completed Election/Withdrawal Form by email to tenderoffer@drugstore.com or by fax to Stock Plan Administrator at (425) 372-3808 no later than 11:59:59 p.m. (midnight), Eastern Time, on December 12, 2008. Responses submitted by any other means, including hand delivery, U.S. mail (or other post), and Federal Express (or similar delivery service) are not permitted.

If you need additional copies of the Offer to Amend or Election/Withdrawal Form, please either print the documents from http://investor.drugstore.com (select “options tender offer” in the “investor relations column”), email tenderoffer@drugstore.com, or send a fax to Stock Plan Administrator at (425) 372-3808. Please note that your personalized addendum to the Election/Withdrawal Form will not be available from http://investor.drugstore.com. To obtain another copy of your addendum, you must email tenderoffer@drugstore.com or send a fax to Stock Plan Administrator at (425) 372-3808.

drugstore.com recommends that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors. You may direct general questions about the offer to:

Stock Plan Administrator

Phone: (425) 372-3200

Email: tenderoffer@drugstore.com